UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

U.S. Energy Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

911805307

(CUSIP Number)

John A. Weinzierl

1616 S Voss Rd, Suite 530

Houston, Texas 77057

(832) 856-6580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911805307	Schedule 13D/A	Page 2 of 11

1.	Name of Reporting Person John A. Weinzierl
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
	7.	Sole Voting Power 417,826 shares (1)
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 7,978,458 shares (2)
Reporting Person With	9.	Sole Dispositive Power 417,826 shares (1)
	10.	Shared Dispositive Power 7,978,458 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,396,284 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 33.2%*
14.	Type of Reporting Person IN

(1) Includes restricted stock shares subject to time-based vesting, including 48,913 shares of common stock which vested on January 24, 2024 and 120,000 shares of common stock which vest at the rate of ½ of such shares on each of June 2, 2024 and 2025, subject to Mr. Weinzierl’s continued service to the Issuer.

(2) In his capacity as Managing Member of Katla Energy Holdings LLC (“Katla”) and as Trustee of the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”), Mr. Weinzierl may be deemed to beneficially own the shares of Common Stock held by Katla and the Trust, as discussed below.

(3) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of May 6, 2024, reflecting 25,287,213 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 3 of 11

1.	Name of Reporting Person Katla Energy Holdings LLC
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 4,853,565 shares
Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,853,565 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,853,565 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 19.2%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of May 6, 2024, reflecting 25,287,213 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 4 of 11

1.	Name of Reporting Person John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Texas
	7.	Sole Voting Power 0 shares
Number of Shares Beneficially Owned by Each	8.	Shared Voting Power 3,124,893 shares (1)
Reporting Person With	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,124,893 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,124,893 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%*
14.	Type of Reporting Person OO

(1) Does not include shares of Common Stock held by either the Separately Filing Group Members (as defined below in Item 2).

* Based on information provided by the Issuer as of May 6, 2024, reflecting 25,287,213 shares of Common Stock of the Issuer outstanding as of such date.

CUSIP No. 911805307	Schedule 13D/A	Page 5 of 11

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022, by John A. Weinzierl, Wallis T. Marsh and Lubbock Energy Partners LLC, which was amended by a Schedule 13D filed with the Commission on August 5, 2022 (“Amendment No. 1”), by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, Wallis T. Marsh, WDM Family Partnership, LP and WDM GP, LLC, which was further amended by a Schedule 13D filed with the Commission on April 10, 2024 (“Amendment No. 2”, and the Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), by John A. Weinzierl, Katla Energy Holdings LLC, Lubbock Energy Partners, LLC, John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 and Wallis T. Marsh.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Statement relates to the common stock, $0.01 par value per share (the “Common Stock”), of U.S. Energy Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 1616 S. Voss Rd., Suite 725, Houston, Texas, 77057.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D is being filed by (i) John A. Weinzierl, an individual, (ii) Katla Energy Holdings LLC, a Texas limited liability company (“Katla”), and (iii) the John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020 (the “Trust”)(the Trust, together with Mr. Weinzierl and Katla, the “Reporting Persons”).

Mr. Weinzierl is the sole member and Managing Member of Katla and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by Katla.

Mr. Weinzierl is the Trustee of the Trust and therefore may be deemed to beneficially own (and have shared voting and dispositive power over) the shares of Common Stock held by the Trust.

(b) The principal business address of the Reporting Persons is 1616 S Voss Rd, Suite 530, Houston, Texas 77057.

(c) The principal occupation of Mr. Weinzierl is an owner and executive of operating and capital financing companies in the energy industry. The principal business of the Trust is the management of trust assets. Mr. Weinzierl also serves as Chairman of the Board of Directors of the Issuer.

The principal business of Katla is acquisition, management and disposition of energy-related investments.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Weinzierl is a citizen of the United States. Mr. Marsh is a citizen of the United States. Katla is a Texas limited liability company. The Trust is a trust formed under the laws of the State of Texas.

CUSIP No. 911805307	Schedule 13D/A	Page 6 of 11

As discussed under Item 4 hereof, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the following persons (the “Separately Filing Group Members”):

●	Joshua L. Batchelor (“Batchelor”);
●	Benjamin A. Stamets (“Stamets”);
●	Sage Road Capital, LLC (“Sage Road”);
●	Banner Oil & Gas, LLC (“Banner”);
●	Woodford Petroleum, LLC (“Woodford”);
●	Llano Energy LLC (“Llano”);
●	Duane H. King (“King”);
●	King Oil & Gas Company, Inc. (“King Oil”);
●	Lee Hightower (“Hightower”); and
●	Synergy Offshore LLC (“Synergy”).

Mr. Weinzierl was also previously the indirect owner of 33-1/3% of the outstanding membership interests of Synergy, but which entity, and which shares held by such entity, he did not have voting or dispositive control over and which shares he therefore was not deemed to beneficially own and were not previously included in his beneficial ownership as disclosed throughout this Schedule 13D. On July [20], 2022, Synergy distributed all of the shares of Common Stock owned by Synergy to members of a limited liability company that owned 100% of Synergy, including 1,781,651 shares of Common Stock to Katla.

As of the date of this Schedule 13D, Mr. Hightower and Mr. King are the managers of Synergy. Synergy is currently a wholly owned subsidiary of Synergy Producing Properties, LLC (“SPP”). Mr. Hightower and Mr. King are also the managers of SPP, and affiliates of Messrs. Hightower and King, and Katla (an affiliate of Mr. Weinzierl) are currently owners of SPP.

It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act addressing their respective statuses as members of a “group” with the Reporting Persons.

The Reporting Persons do not assume responsibility for the information contained in such Schedule 13Ds filed by the Separately Filing Group Members, except to the extent such information has been provided by the Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs below:

On June 25, 2024, the Issuer and Synergy entered into a non-binding Letter of Intent (the “LOI”). Pursuant to the LOI, the Issuer and Synergy agreed to negotiate in good faith a purchase and sale agreement relating to the exchange for certain interests in Synergy’s assets located in Montana and Wyoming (the “Assets”) in return for consideration from the Issuer, including (i) 4,845,900 shares of Common Stock and (ii) warrants to acquire up to 6,250,000 shares of Common Stock with an exercise price of $0.01 per share (the “Warrants”) that will vest pending certain contingencies and expire 60 months from the date of closing of the purchase and sale agreement (such Common Stock and Warrants, collectively, the “Equity Consideration”).

The LOI provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered, and there can be no assurance that the Issuer and Synergy will enter into a definitive agreement within any specific timeframe or at all. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. The LOI also provides that the transaction, including the issuance of the Equity Consideration in the transaction, will be conditioned upon approval by holders of a majority of the outstanding shares of Common Stock owned by stockholders unaffiliated with Synergy and its affiliates, in addition to any other requisite stockholder approvals under applicable law or stock exchange rules.

CUSIP No. 911805307	Schedule 13D/A	Page 7 of 11

The LOI may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of the Amendment, including, without limitation, an extraordinary corporate transaction involving the Issuer and other material changes in the Issuer’s business or corporate structure.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions (including gifts) or otherwise.

Except as may occur in the ordinary course of business of the Issuer and as discussed herein, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above (except as discussed below).

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

CUSIP No. 911805307	Schedule 13D/A	Page 8 of 11

Additionally, Mr. Weinzierl, in his capacity as Chairman of the Board of the Issuer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations. Mr. Weinzierl also engages in discussions with management, directors and other stockholders of the Issuer that have in the past included, and in the future are expected to include, transactions with affiliates of the Reporting Person or their respective affiliates, which own or control interests in other assets that may be deemed of interest to the Issuer. These discussions include informal, exploratory discussions as well as asset evaluations and discussions regarding potential structuring matters associated with potential transactions as part of determining their feasibility for any proposal or plan by the Issuer or such Reporting Persons. Any such transactions would depend on various factors including, without limitation, the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, as well as alternative opportunities available to the Reporting Persons with respect to assets owned or controlled by the Reporting Persons or their affiliates.

Following the distribution of shares of Common Stock by Lubbock Energy Partners LLC, a Texas limited liability company (“Lubbock”), on July 19, 2022, Lubbock no longer owns any shares of Common Stock; however, Lubbock continues to have certain rights under the Nominating and Voting Agreement by virtue of its affiliates continuing to own more than 5% of the Issuer’s outstanding shares of Common Stock (including Mr. Weinzierl and others as affiliates), and Mr. Weinzierl may cause Lubbock to exercise combined voting power with respect to the nomination of directors pursuant to the Nominating and Voting Agreement.

As discussed above in Item 3, on June 25, 2024, the Issuer and Synergy entered into the LOI. The LOI was the result of initial discussions with management of the Issuer, and subsequent negotiations between Synergy and a special committee of the board of directors of the Issuer.

Pursuant to the LOI, the Issuer and Synergy have agreed to negotiate in good faith a purchase and sale agreement relating to the exchange for certain interests in the Assets in return for consideration from the Issuer, including the Equity Consideration. Additional consideration to Synergy will include (i) $2 million in cash, subject to certain adjustments, (ii) a Carried Working Interest (defined and described below, and (iii) an obligation of the Issuer to deliver payments equal to 18.00% of the cash amounts actually realized and received by the Issuer under Section 45(Q). The Assets will exclude (i) a 12.5% working interest in the Assets (owned by Synergy or affiliates of Synergy) reserved from the transaction and subject to the Carried Working Interest as described below (“Retained Working Interest”) and (ii) Synergy’s existing right, title, and interest in and to certain leases and rights located in the West Poison Spider field in Wyoming.

The “Carried Working Interest” means the Issuer’s commitment to cover, pay for and be liable for 100% of all SOG Costs attributable to the Retained Working Interest during the Carry Period. The “Carry Period” will be from a June 1, 2024 effective date through the date that the SOG Costs attributable to the Retained Working Interest total $12,500,000.00 (the “Carry Amount”). “SOG Costs” are the costs relating to drilling, completing, and equipping any and all wells to the extent that such costs are chargeable to or payable by Synergy to be further described under a Joint Operating Agreement naming the Issuer as the Operator (the “JOA”). SOG Costs will not include the costs of any processing plants, facilities or pipelines. Monthly lease and well operating expenses (including without limitation lease rental payments, lease maintenance payments and title curative expenses and payments) (“LOE”) shall not be considered SOG Costs. During the Carry Period, LOE will be netted against revenue. In the event there is insufficient revenue to cover LOE during a particular month, then during the Carry Period, any negative LOE will be carried forward to the next operating month and offset against future net revenue until the cumulative negative LOE is fully offset. Prior to the receipt of first revenues, the Issuer and Synergy will have the option to apply all or any portion of the negative LOE to the outstanding Carry Amount. Following the expiration of the Carry Period, Synergy will be liable for all costs and expenses under the JOA attributable to its working interests.

The LOI provides that it does not create any legal obligations and that no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. The LOI also provides that the transaction, including the issuance of the shares of Common Stock in the transaction, will be conditioned upon approval by holders of a majority of the outstanding shares of Common Stock owned by stockholders unaffiliated with Synergy and its affiliates, in addition to any other requisite stockholder approvals under applicable law or stock exchange rules.

CUSIP No. 911805307	Schedule 13D/A	Page 9 of 11

The LOI provides that the definitive agreements will also include a commitment by the Issuer to drill and test at least two wells to at least the depth necessary to test all prospective helium zones on the SOG acreage within 18 months of the closing. The Issuer have sole authority to determine the location of these wells and the manner of drilling and testing such wells. The LOI also provides that definitive agreements will incorporate an Area of Mutual Interest under which Synergy will have the right to participate for its proportionate interest of 12.5% in any new leases, assignments or letter agreements obtained by Issuer, but excluding any such leases or rights currently held or contractually bound by a specified seller of properties to the Issuer.

A copy of the LOI is filed as Exhibit 8 to this report and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference herein.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

Item 3 of this Schedule 13D, which identifies the Reporting Persons and the Separately Filing Group Members and discloses the voting provisions of the Nominating and Voting Agreement, is incorporated herein by this reference thereto.

Due to the terms of the Nominating and Voting Agreement, the Reporting Persons and Separately Filing Group Members may be deemed a group for the purposes of Section 13(d)(3) of the Exchange Act. The security interests reported in this Schedule 13D do not include security interests owned by the Separately Filing Group Members. The Separately Filing Group Members may file separate Schedule 13Ds reporting beneficial ownership of shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13Ds or any amendment thereto.

The percentages of beneficial ownership disclosed in this Schedule 13D are based on an aggregate of 25,287,213 shares of Common Stock of the Issuer outstanding as of such date shares of Common Stock outstanding as of May 6, 2024, based on information furnished by the Issuer.

(c) Except for their acquisitions and dispositions of shares of Common Stock disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated by reference herein in its entirety.

CUSIP No. 911805307	Schedule 13D/A	Page 10 of 11

None other than those agreements and understandings discussed above, and the standard form of Restricted Stock Award agreements evidencing the grant of Restricted Stock shares to Mr. Weinzierl.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

1.

Purchase and Sale Agreement between Lubbock Energy Partners LLC, as seller, and U.S. Energy Corp., as purchaser, dated as of October 4, 2021 (Filed as Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 6, 2021, and incorporated by reference herein)

2.

First Amendment to Purchase and Sale Agreements between Lubbock Energy Partners LLC; Banner Oil & Gas, LLC, Woodford Petroleum, LLC and Llano Energy LLC; Synergy Offshore, LLC, and U.S. Energy Corp., dated as of October 25, 2021(Filed as Exhibit 2.4 to the Current Report on Form 8-K (File No. 000-06814) filed by the Issuer with the Securities and Exchange Commission on October 27, 2021, and incorporated by reference herein)

3.

Registration Rights Agreement dated January 5, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC and Synergy Offshore LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-06814), filed with the SEC on January 10, 2022).

4.	Amended and Restated Nominating and Voting Agreement dated September 16, 2022, by and between U.S. Energy Corp., Banner Oil & Gas, LLC, Woodford Petroleum, LLC, Llano Energy LLC, Lubbock Energy Partners LLC, Synergy Offshore LLC, King Oil & Gas Company, Inc., WDM Family Partnership, LP, and Katla Energy Holdings LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8- K (File No. 000-06814), filed with the SEC on September 16, 2022)

5.	Joint Filing Agreement of the Reporting Persons dated June 27, 2024

6.

Form of U.S. Energy Corp. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2021 Equity Incentive Plan) (non-executive director awards – January 2022) (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K/A (File No. 000-06814), filed with the SEC on January 21, 2022).

7.

U.S. Energy Corp. Form of Restricted Stock Grant Agreement (2022 Equity Incentive Plan) (filed on September 2, 2022, as Exhibit 4.3 to the Issuer’s Registration on Form S-8 and incorporated herein by reference (File No. 333-267267).)

8.	Letter of Intent, dated June 25, 2024, between U.S. Energy Corp. and Synergy Offshore, LLC.

CUSIP No. 911805307	Schedule 13D/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2024

/s/ John A. Weinzierl
John A. Weinzierl

June 27, 2024

Katla Energy Holdings LLC /s/ John A. Weinzierl
John A. Weinzierl Managing Member

June 27, 2024

John Alfred Weinzierl 2020 Trust, u/t/a November 10, 2020

/s/ John A. Weinzierl
John A. Weinzierl

Trustee

June 27, 2024